

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 13, 2011

<u>Via E-mail</u>
Mr. Robert L. Moody
Chairman of the Board and Chief Executive Officer
National Western Life Insurance Company
850 East Anderson Lane
Austin, TX 78752-1602

Re: National Western Life Insurance Company
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed March 16, 2011
File No. 001-34411

Dear Mr. Moody:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

<u>Market Risk</u>
<u>Credit Risk, page 54</u>

1.   You disclose on page 14 under risk factors that for your fixed-indexed products, over the counter derivative instruments are purchased from a number of highly rated counterparties to fund the index credit to policyholders. In the event that any of these counterparties fails to meet their contractual obligations under these derivative instruments, the Company would be financially at risk for providing the credits due. The failure of the counterparty to perform could negatively impact the Company's financial strength and reduce the Company's profitability. Please tell us:

- The names of the significant counterparties for your over the counter derivative instruments;
- The notional amounts and amounts due from each of these counterparties;

- The duration of these derivatives and the amount physically settled in each fiscal year presented to provide additional information regarding the volume of activity as required by ASC 815-10-50-1Ad;
- The processes and procedures you undertake to assess the financial strength and ability of the counterparties to perform on their obligations since you appear to rely primarily on credit ratings based on your disclosure on page 81 that you do not expect your counterparties to fail to meet their obligations given their high credit ratings;
- The credit support agreements in place with each of your counterparties for option holdings in excess of specific limits; and
- The maximum amount of loss due to credit risk if the counterparties fail to perform on their obligations in accordance with ASC 825-10-50-21(b).

Notes to Consolidated Financial Statements
Note 3: Investments, page 88

2.   You disclose on page 32 that your practice is to impair equity security holdings whose market value declines more than 50% below their cost basis. Although dependent on specific facts and circumstances, we generally believe that an other than temporary impairment would occur before a decline in value of more than 50%. Please tell us and provide us with support for your accounting policy that equity securities are only impaired if they have declined by more than 50% below their cost basis. In your analysis please consider that an equity security would have to increase more than 100% to recover more than a 50% decline in its cost basis. Please also tell us how you consider the length of time that a security has been in an unrealized loss position in recognizing other than temporary impairments. Please refer to SAB Topic 5M.

Note 5: Federal Income Taxes, page 103

3.   In your rate reconciliation table you reflect a $1.944 million reconciling item in 2010 that reduced your effective tax rate by 1.9% attributed to a "tax adjustment related to return." It is unclear whether this reconciling item relates to the $2.0 million received in 2010 by audit settlement associated with the 2005 tax return amendment filed in 2007. If so, please explain to us the nature of the benefit and why you did not appear to record the associated tax benefit in 2007 when identified. If you believed it more likely than not that the benefit would not be realized under ASC 740-10-25-6, please explain to us why you disclosed in every year since the adoption of FIN 48 in 2007 that you had no liability for uncertain tax positions. If the 2010 reconciling item does not relate to the 2005 amended tax return, please provide us proposed disclosure to be included in future periodic reports that explains this reconciling item and its underlying tax attributes. Please explain what "related to return" means. To the extent that this is an "accrual to return" adjustment that reflects that an estimate you made in accounting in some earlier period was different than the amounts actually claimed on a subsequently filed tax return, please clarify in your proposed disclosure and separately explain to us why the reconciling item in 2010 is significantly larger, as a percentage of the expected statutory tax, than that in 2009 or 2008. In addition, please indicate in your revised disclosure

whether this adjustment is indicative of a new lower expected effective tax rate or whether you do not expect this benefit to recur.

Note 9: Commitments and Contingencies
(A) Legal Proceedings, page 115

4.   Regarding the class action lawsuit pending as of June 12, 2006, you disclose that you have not accrued any loss for this contingency and that you have meritorious defenses and intend to vigorously defend yourself against the asserted claims. ASC 450-20-50 requires the disclosure of a reasonably possible loss or range of loss in excess of amounts already accrued or a statement that such estimate cannot be made. Although you may have meritorious defenses, it may be reasonably possible to estimate a liability. Please provide us proposed revised disclosure to be included in future periodic reports that provides the loss or range of loss for material matters or an explicit statement that such an estimate cannot be made. If you conclude that you cannot estimate the reasonably possible additional loss or range of loss, please explain to us:

- The procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure; and
- For each material matter, what specific factors are causing the inability to estimate and when you expect those factors to be alleviated.

We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies. Nonetheless, an effort should be made to develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Mark Brunhofer, Staff Accountant, at (202) 551-3638 or Gus Rodriguez, Accounting Branch Chief, at (202) 551-3752, if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant